UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18, 112 W. 34th Street

New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On November 28, 2025, Baiya International Group Inc. (the “Registrant” or the “Company”) held its 2025 Extraordinary General Meeting of Shareholders (the “Meeting”).

At the Meeting, the shareholders voted to approve (1) the proposal that with effect upon approval by the NASDAQ Stock Market, (a) all the authorized, issued and unissued Class A Ordinary Shares be consolidated at a 25:1 ratio (the Share Consolidation), such that every twenty-five (25) issued and unissued existing Class A ordinary shares of US$0.0001 par value each be consolidated into one Class A ordinary share of a par value of US$0.0025 each (the Consolidated Class A Ordinary Shares), such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other, so that following the Share Consolidation, the authorized share capital of the Company shall become US$180,000 divided into (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each; and (b) all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and (2) the proposal that the Company adopt the fifth amended and restated memorandum and articles of association of the Company in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, to reflect the revised authorized share capital upon effectiveness of the Share Consolidation.

The Company’s Fifth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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